December 19, 2018

Patrick Fabbio
Senior Vice President and Chief Financial Officer
Progenics Pharmaceuticals Inc.
One World Trade Center, 47th Floor
New York, NY 10007

       Re: Progenics Pharmaceuticals Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 8, 2018
           File No. 000-23143

Dear Mr. Fabbio:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development ("R&D"), page 36

1. Please provide us a breakdown of your research and development ("R&D") expenses incurred for each year presented by product candidate or project. To the extent that you do not track costs by project, please explain how your R&D costs are managed and how they are reported within the organization. To the extent that you can distinguish your R&D costs by discovery, preclinical and clinical development categories and/or therapeutic class or by the type of cost, please provide us with this information. Please also tell us your consideration of disclosing this information given that you consider research and development to be essential to your business.


       In closing, we remind you that the company and its management are responsible for the
 Patrick Fabbio
Progenics Pharmaceuticals Inc.
December 19, 2018
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNamePatrick Fabbio                          Sincerely,
Comapany NameProgenics Pharmaceuticals Inc.
                                                          Division of
Corporation Finance
December 19, 2018 Page 2                                  Office of Healthcare
& Insurance
FirstName LastName